Filed by Max Capital Group Ltd. pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

Transcript of Interview with Max Capital Group CEO Martin Becker on May 14, 2009

Pimm Fox

This is Taking Stock on Bloomberg. My next guest: Marty Becker. He is the CEO of the reinsurance company Max Capital. Today, the company – well, it received some positive news. It’s currently involved in a bidding war for another reinsurer – an amalgamation, rather, of IPC Holdings. Max Capital is seeking to win shareholder support for this conglomeration, for this merger, at a meeting on June the 12th, but there is a little bit of a wrinkle. Another firm, Validus Holdings, has entered the scene with a bid of its own, threatening Becker’s original deal. Marty, welcome. Good to have you.

Martin Becker

Thank you very much.

Pimm Fox

It’s hard to sort of get all – there are about three pieces to this puzzle right now.

Martin Becker

Absolutely.

Pimm Fox

You also received some positive news. Tell us about the positive news first, and then we’ll go into more detail.

Martin Becker

Well, we did. We reached an agreement the 1st of March to merge with IPC in a transaction that’s very favorable to both sets of shareholders. Around the 1st of April [or] end of March, Validus Holdings made an unsolicited offer to the IPC board. The IPC board reviewed that offer in depth, as they have this whole process. They’ve been very deliberate, and they determined that the Validus offer just was not superior to the deal they already had with Max.

Pimm Fox

Now, they decided that it was not superior. Was it on price?

Martin Becker

It was on a combination of factors, of which value was one. Our deal actually offers more than 20% more book value to the IPC shareholders than Validus does, and these entities all trade off book value. That’s the fundamental premise of the property and casualty business. Validus wanted to continue their effort, so they did file litigation in Bermuda to try and delay the shareholder vote of IPC and Max, contesting some matters in our deal that, frankly, are not without much merit, but the Bermuda courts determined that their efforts to expedite the hearing on those matters was not something that they would approve. Therefore, that litigation will take place sometime down the road, long after the shareholder vote has already occurred and the closing of the companies.

Pimm Fox

Now, the shareholder vote: coming up in June.

Martin Becker

June 12th is the shareholder vote.

Pimm Fox

What is the disposition right now? Have you received the proxies of various shareholders?

Martin Becker

Well, of course, the proxy’s only been out for less than a week, and they’ll be coming in over the intervening few weeks. This industry is heavily invested in by institutions. It’s not really a retail sector so to speak.

Pimm Fox

This is the reinsurance business: property, casualty reinsurance.

Martin Becker

This is the property and casualty reinsurance business, so the total proxy population is less than 200 entities. We have been on a regular program of visiting and speaking with those shareholders and actually have received very encouraging feedback. We’re quite optimistic.

Pimm Fox

Let’s talk a little bit about the business right now. What is the premium situation? Premium growth: strong?

Martin Becker

Actually, premium growth in our industry is up. It’s up in virtually all lines, primarily as a result of last year’s financial problems, which took a lot of capital out of the business as the asset side of everybody’s balance sheets was marked down with what happened in the financial markets. The sectors are different; the property, property cap marketplace is advancing a little bit faster than the rest of the marketplace for good reason, because they had some pretty good losses last year in the hurricanes Ike and Gustav which took place, but all sectors are improved over 2008. Actually, in a recession, the property and casualty sector is probably one of the most optimistic sectors to be investing your money right now.

Pimm Fox

Talk about the specialty insurance business. There is a small portion of the business that operates its own really unique kind of business.

Martin Becker

That’s exactly right. The specialty world is a niche segment of the property and casualty marketplace and historically has been the highest valued segment of the marketplace. Max has worked hard to build two different platforms to participate in that specialty world. A couple years ago, we started a US platform with a very experienced team that built a successful company for Markel that we were fortunate enough to bring on board to our operation. They’re doing quite well in what they call the ‘excess surplus marketplace’ in the United States. Just last fall, we had an opportunity to do a very attractive acquisition of a Lloyd’s company that we bought for just slightly over book value. Lloyd’s is the world’s best specialty marketplace. There is more business there and more lines of specialty business there than any other single market in the world, and more abundance of talent. We’re quite excited to be in this Lloyd’s operation. In the first quarter alone, we were paid back 50% of the premium that we paid for it, so we think this is going to be a home run deal.

Pimm Fox

Can you give us an example of some of the specialty insurance lines? People might be interested to learn the kind of things that are being insured.

Martin Becker

Absolutely. Miscellaneous professional liability for smaller classes, whether it’s actuaries or accountants or what it might be; also certain types of marine business: inland marine, ocean cargo coverages would fall in the specialty arena; niche sectors that really don’t have quite the scale and scope of your mainstream marketplace. This is not homeowners; this is not auto. This is not the areas that most people identify with when they think of insurance.

Pimm Fox

Is this Somali pirates?

Martin Becker

It could be Somali pirates, but I have to say, we haven’t been very aggressive about the kidnap and ransom area.

Pimm Fox

What about the margins in the business right now? How are margins faring?

Martin Becker

Margins are good. This is an industry that this year, in all likelihood, will have a low-teens ROE: 12%, 13%, 14%. I’m talking about the Bermuda companies and the specialty companies. The mainline property and casualty companies would not have that strong a return, but it’s a different business; it’s a different business category. If you can get a 13%, 14%, 15% return on your equity in a recession, it’s a pretty nice place to be, but you also have to remember the property and casualty sector’s a small sector, so it’s had the downdraft of the financial stocks overall. You can buy these companies today for around book value or below book value. It’s a very attractive acquisition.

Pimm Fox

All right. I want to thank you very much for coming in.

Martin Becker

Pimm, my pleasure.

Pimm Fox

Marty Becker, the CEO of Max Capital, giving us a little insight into the commercial, property and casualty reinsurance business and also your deal. Thank you very much.

Martin Becker

My pleasure to be with you.

Important Disclaimer

Although strenuous efforts are made to ensure the accuracy of interview transcripts, Executive Interviews and its associated companies accept no liability for what is said, for any discrepancy between the spoken and written word, or for any errors and omissions. Where doubt arises, please refer to the original broadcast video interview.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K , Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This filing is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833